SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8- 50433

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comprehensive Asset Management & Servicing Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smolin, Lupin & Co LLC

(Name -- if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED

AUG 16 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

FINANCIAL REPORT

DECEMBER 31, 2003

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

DECEMBER 31, 2003

CONTENTS

Smolin Lupin

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Smolin, Lupin & Co., P.A.
165 Passaic Avenue
Fairfield, NJ 07004
973-439-7200
fax: 973-439-0720

•

Smolin, Lupin & Co., LLC
331 Newman Springs Road
Building 1
Red Bank, NJ 07701
732-933-9300
fax: 732-933-0888

•

Smolin, Lupin, Cole & Co., LLC
140 Intracoastal Pointe Drive
Suite 305
Jupiter, FL 33477
561-747-1040
fax: 561-747-9980

•

Saul Lupin, CPA
John W. Mitros, CPA
Lawrence Biel, CPA
Edmond W. Hardy, CPA
Richard Langford, CPA
Theodore J. Dudek, CPA
Henry Rinder, CPA
Vincent Vienna, CPA
Francis C. DeVito, CPA
Salvatore F. Bursese, CPA
David P. Molinaro, CPA
Carlos Ferrer, CPA
William J. Meller, CPA
Nancy S. Kridel, CPA
Thomas D. Cole, CPA
Hannan M. Epstein, CPA
Richard J. Boyd, CPA
John O. Snowden III, CPA
Paul A. Fried, CPA
Brad M. Balmuth, CPA
Robert I. Schindler, CPA
Sergio C. Ruta, CPA
Paul K. Sczepanski, CPA
Raymond E. Fritsch, CPA
Janet H. Walsh, CPA

www.smolin.com
cpa@smolin.com

The Stockholders
Comprehensive Asset Management and Servicing, Inc.
2001 Route 46
Parsippany, New Jersey 07054

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Comprehensive Asset Management and Servicing, Inc. (an S corporation) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comprehensive Asset Management and Servicing, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smolin, Lupin & Co., LLC

SMOLIN, LUPIN & CO., LLC
Red Bank, New Jersey

February 10, 2004

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and Cash Equivalents	167,859	
Deposit with Clearing Broker - Dealer	25,000	
Commissions Receivable	140,843	
Prepaid Expenses and Other Assets	37,703	
Due from Stockholder	29,016	
Property and Equipment - Less Accumulated Depreciation and Amortization of $15,588	17,077	
TOTAL ASSETS		417,498

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Payable to Clearing Broker - Dealer	20,511	
Accounts Payable and Accrued Expenses	24,147	
Commissions Payable	129,662	
Obligations to Affiliates	1,607	
TOTAL LIABILITIES		175,927
COMMITMENTS		
STOCKHOLDERS' EQUITY:		
Common Stock - No Par Value; 2,500 Shares Authorized, 138.49 Shares Issued and Outstanding	303,500	
Additional Paid-in Capital	93,000	
Accumulated Deficit	(154,929)	
Total Stockholders' Equity		241,571
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		417,498

See notes to financial statements.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:		
Commissions	2,540,135	
Advisory Fees	166,303	
Other	62,892	
Total Revenues		2,769,330
EXPENSES:		
Commissions	2,266,530	
Salaries	455,481	
Recruiting	24,660	
Payroll Taxes	49,712	
Professional Fees	53,909	
Rent	75,335	
Office Expense	24,931	
Promotion and Marketing	16,061	
Computer Services	21,487	
Outside Services	21,716	
Postage	8,686	
Clearing Broker Fees	5,413	
Regulatory Fees and Assessments	9,346	
Telephone	11,243	
Insurance - Medical	37,931	
Insurance - Other	7,260	
Auto and Travel	16,767	
Depreciation and Amortization	4,775	
Miscellaneous	4,407	
Expense Reimbursement Charged to Related Parties	(375,000)	
Total Expenses		2,740,650
INCOME FROM OPERATIONS		28,680
INTEREST INCOME		1,127
INCOME BEFORE STATE INCOME TAX EXPENSE		29,807
STATE INCOME TAX EXPENSE		1,000
NET INCOME		28,807

See notes to financial statements.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
BALANCE - January 1, 2003	138.49	303,500	93,000	(167,736)	228,764
Net Income	-	-	-	28,807	28,807
Stockholder Distributions				(16,000)	(16,000)
BALANCE - December 31, 2003	138.49	303,500	93,000	(154,929)	241,571

See notes to financial statements.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		28,807
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:		
Depreciation and Amortization	4,775	
Net Change in Operating Assets and Liabilities:		
Commissions Receivable	(102,589)	
Prepaid Commissions	41,746	
Prepaid Expenses and Other Assets	5,313	
Payable to Clearing Broker - Dealer	20,511	
Accounts Payable and Accrued Expenses	(400)	
Commissions Payable	127,780	
Deferred Revenues	(163,019)	(65,883)
Net Cash Used by Operating Activities		(37,076)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment		(5,787)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Loans to Stockholder	(63,016)	
Repayments of Stockholder Loans	34,000	
Repayments of Loans to Affiliates	(20,545)	
Distributions to Stockholders	(16,000)	
Net Cash Used by Financing Activities		(65,561)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(108,424)
CASH AND CASH EQUIVALENTS - Beginning		276,283
CASH AND CASH EQUIVALENTS - Ending		167,859

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business:

Comprehensive Asset Management and Servicing, Inc. (the "Company") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission and the National Association of Securities Dealers. The Company operates pursuant to brokerage service agreements with other brokers, under which these brokers assume and maintain the Company's customer accounts. The Company's clients are located primarily throughout the United States.

Use of Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results could differ from estimated amounts.

Revenue Recognition:

Commission revenue and related commission expense are recorded on a trade-date basis as securities and other investment transactions occur.

On December 31, 2002, the Company discontinued entering into new investment advisory service agreements. On January 1, 2003, those services were offered to the Company's clients by Comprehensive Capital Management, Inc., a registered investment advisor whose stockholders are the same as the Company. The advisory agreements generally provided for compensation based on various percentages of assets under management. The advisory fees included in the accompanying statement of income relate to agreements that terminated during 2003.

Other revenue, which includes financial planning and consulting services, is recognized when the services have been provided and are billable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Included in this amount at December 31, 2003 is approximately $109,000 of funds held by the Company's clearing broker-dealers. These amounts result from the broker-dealer's collection of customer fees and commissions for the Company's account.

Credit Risk Arising from Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution in New Jersey, deposits in which are insured by a federal agency up to $100,000. At various times cash balances at this institution may exceed the insurance limits. Cash equivalents are not insured

Property and Equipment:

Property and equipment are recorded at cost. Depreciation and amortization of property and equipment is provided for by the straight-line method over five years, which is the estimated useful life of the respective assets.

Income Taxes:

The Company has elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the applicable federal and State of New Jersey tax laws. Under those provisions, the Company does not pay federal income taxes and pays approximately a one percent tax to the State of New Jersey. The stockholders then include their allocable share of the Company's taxable income or loss on their individual federal and New Jersey income tax returns.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. At December 31, 2003, the Company had net capital of $160,185, which was $135,185 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was 1.10 to 1, which is less than the maximum allowable ratio at that date of 15.00 to 1.

NOTE 3 - COMMITMENTS:

Operating Leases:

The Company is obligated under a five-year lease for office facilities, which expires in March 2005, at a monthly rent of $7,570. The Company is also liable for its proportionate share of increases in operating costs and real estate taxes.

Future minimum annual lease payments are as follows:

December 31,	
2004	90,840
2005	22,710
	113,550

The Company has leased part of its office facilities to two subtenants, on a month-to-month basis, at an aggregate monthly rent of approximately $1,600.

Rent expense for office facilities, net of sublease income of $19,200, was approximately $75,000 for the year ended December 31, 2003.

Timing Signals Service:

The Company and an affiliate (see Note 4) are joint parties to an agreement with a third party for timing signals service. The cost of this service to each party is generally based on a percentage of the fees collected with a minimum aggregate annual fee of $50,000. The agreement may be terminated by either party with one year written notice. The expense incurred by the Company for the year ended December 31, 2003 was approximately $30,000 which is included in professional fees in the accompanying statement of operations. The Company and its affiliate met the minimum fee requirements for the twelve month period ended December 31, 2003.

In the event of termination, the amount due for the final twelve months is $25,000 or 25% of fees collected, whichever is greater.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company is a party to expense reimbursement agreements with other business entities, the ownership of which is the same as the Company. The Company provides the use of its office facilities, and managerial, administrative and professional services to these affiliates. The joint expenses and costs are allocated to each entity based on management's estimates of use. The expenses and costs incurred and reimbursed to the Company in 2003 are summarized as follows:

Allocated to:	
Comprehensive Capital Management, Inc.	445,000
Comprehensive Brokerage Services, Inc.	115,000
First Advisors Financial Group, LLC	10,000
	570,000

Of the above amount, salaries have been reduced by $170,000, professional fees by $25,000 and the balance of $375,000 reported as an unallocated reduction of expenses, all of which have been reflected in the accompanying statement of income.

Obligations to affiliates result from cash advances, which are non-interest bearing and due on demand. At December 31, 2003, the Company had obligations to its affiliates of approximately $1,600.

At December 31, 2003 the Company had made advances of approximately $29,000 to its majority stockholder which bears interest at the federal annual blended rate of 1.52%. These advances are unsecured and due on demand.

In December 2003, the Financial Accounting Standards Board revised Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51* (the Interpretation). The Interpretation requires consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority of the voting interest in the entity. The Company is currently evaluating the effects of the issuance of this interpretation on its relationship with the related parties disclosed in this note.

NOTE 5 - PROFIT-SHARING PLAN:

The Company sponsors a 401(k) profit-sharing plan that covers all employees who meet certain eligibility requirements. The Company may, at its discretion, contribute to the plan. No discretionary contribution was made for 2003.

NOTE 6 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for state income taxes for the year ended December 31, 2003 was $1,000.

Non-Cash Investing and Financing Activities:

The Company purchased equipment for approximately $3,000 in a direct financing transaction.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

NET CAPITAL:		
Stockholders' Equity		241,571
Deductions and/or Charges		
Nonallowable Assets:		
Prepaid Expenses and Other Assets	34,868	
Due from Stockholder	29,016	
Property and Equipment, Net of Accumulated Depreciation and Amortization of $$15,588	17,077	
		80,961
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (Tentative Net Capital)		160,610
HAIRCUTS ON SECURITIES:		
Other Securities		(425)
NET CAPITAL, as defined		160,185
AGGREGATE INDEBTEDNESS:		
Items included in Statement of Financial Condition:		
Payable to Clearing Broker - Dealer		20,511
Accounts Payable and Accrued Expenses		24,147
Commissions Payable		129,662
Obligations to Affiliates		1,607
Total Aggregate Indebtedness		175,927
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.10 to 1

The ratio of aggregate indebtedness to net capital is 1.10 to 1, which is less than the maximum allowable ratio of 15.00 to 1.

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	143,828
Audit Adjustments (net)	16,357
Net Capital - per above	160,185

See independent auditors' report.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

See independent auditors' report.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers and promptly transmits all customer funds and securities to the clearing broker that carries the accounts of such customers.

The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.

See independent auditors' report.

Smolin Lupin

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Smolin, Lupin & Co., P.A.
165 Passaic Avenue
Fairfield, NJ 07004
973-439-7200
fax: 973-439-0720

Smolin, Lupin & Co., LLC
331 Newman Springs Road
Building 1
Red Bank, NJ 07701
732-933-9300
fax: 732-933-0888

Smolin, Lupin, Cole & Co., LLC
140 Intracoastal Pointe Drive
Suite 305
Jupiter, FL 33477
561-747-1040
fax: 561-747-9980

Saul Lupin, CPA
John W. Mitros, CPA
Lawrence Biel, CPA
Edmond W. Hardy, CPA
Richard Langford, CPA
Theodore J. Dudek, CPA
Henry Rinder, CPA
Vincent Vienna, CPA
Francis C. DeVito, CPA
Salvatore F. Bursese, CPA
David P. Molinaro, CPA
Carlos Ferrer, CPA
William J. Meller, CPA
Nancy S. Kndel, CPA
Thomas D. Cole, CPA
Hannan M. Epstein, CPA
Richard J. Boyd, CPA
John O. Snowden III, CPA
Paul A. Fried, CPA
Brad M. Balmuth, CPA
Robert I. Schindler, CPA
Sergio C. Ruto, CPA
Paul K. Szczepanski, CPA
Raymond E. Fritsch, CPA
Janet H. Walsh, CPA

www.smolin.com
cpa@smolin.com

To The Stockholders
Comprehensive Asset Management and Servicing, Inc.
2001 Route 46
Parsippany, New Jersey 07054

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

In planning and performing our audit of the financial statements and supplementary information of Comprehensive Asset Management and Servicing, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Smolin Lupin

The Stockholders
Comprehensive Asset Management and Servicing, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smolin, Lupin & Co LLC

SMOLIN, LUPIN & CO., LLC
Red Bank, New Jersey

February 10, 2004